SCHEDULE 13D

Amendment No. 0
Thermadyne Holdings Corporation
common stock
Cusip # 883435109


Cusip # 883435109
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	None
Item 8:	None
Item 9:	2,439,020
Item 10:	None
Item 11:	2,439,020
Item 13:	21.97%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.01 par value (the "Shares") of Thermadyne Holdings Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 101 S. Hanley Road, St. Louis, MO 63105.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR and Fidelity are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by two of the Fidelity Funds.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity in having the Fidelity Funds and the Accounts purchase Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity intends to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Except as set forth in Item 6, Fidelity has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	FMR, and Fidelity, beneficially own all 2,439,020 Shares.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 2,439,020 Shares, or approximately 21.97% of the outstanding Shares of the Company. Neither FMR, Fidelity, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 2,439,020 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

As of January 20, 1998 Fidelity Capital & Income Fund, one of the Fidelity Funds, entered into a voting agreement with Mercury Acquisition Corporation ("Mercury") and the Company (the "Voting Agreement") pursuant to which Fidelity Capital & Income Fund agreed, among other things, to vote the 2,424,935 Shares it owns in favor of a merger of Mercury into the Company pursuant to the terms of an Agreement and Plan of Merger dated as of January 20, 1998 between Mercury and the Company (the "Merger Agreement") and, so long as the Voting Agreement is in effect, not to vote its Shares in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization or other similar extraordinary corporate transaction involving the Company. The Voting Agreement expires on the earlier of (a) the effective date of the merger between Mercury and the Company;
(b) the date that is 90 days after (i) the termination of the Merger Agreement pursuant to certain provisions thereof relating to rights to terminate the Merger Agreement based on withdrawal of approval by the Board of Directors of the Company of the merger, failure of the Company's stockholders to approve the merger or for breach of representations, warranties or covenants and (ii) payment of all amounts payable to Mercury pursuant to the Merger Agreement; (c) the date of termination of the Merger Agreement for any other reason or (d) June 30, 1998.

	Except as set forth above, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

1.  Voting Agreement dated as of January 20, 1998 between
Fidelity Capital & Income Fund, Mercury Acquisition Corporation and Thermadyne Holdings Corporation.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:     January 30, 1998

By 	/s/Eric D. Roiter
	Eric D. Roiter
	V.P. & General Counsel - FMR Co.
Duly authorized under Powers of
Attorney dated December 30,
1997, by and on behalf of FMR
Corp. and its direct and
indirect subsidiaries




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

	POSITION WITH	PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman
of the Board and
Director, CEO, Chairman,	CEO, FMR Corp.
&  Managing Director

J. Gary Burkhead	Director and Vice Chairman	President,
Fidelity Investments 			Institutional
Services
		Company, Inc.

James C. Curvey	Director, Vice Chairman,	Chief Operating
Officer, FMR
	Chief Operating Officer

William L. Byrnes	Director & Managing Director	Vice Chairman,
FIL

Abigail P. Johnson	Director	Associate Director and
Senior 			Vice President -
Fidelity 			Management &
Research 			Company

George A. Vanderheiden	Director	Senior Vice
President, Fidelity 			Management &
Research 			Company

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration, FMR Corp.

Mark A. Peterson	Executive Vice President	President - Fidelity
Investments 		Technology & Processing
		Group

Gerald M. Lieberman	Sr. Vice President - 	Sr. Vice President -
Chief Financial Officer	Chief Financial
Officer,
	FMR Corp.



VOTING AGREEMENT
In consideration of Mercury Acquisition Corporation, a
Delaware corporation ("MergerSub") and Thermadyne Holdings
Corporation, a Delaware corporation (the "Company"), entering into on the date hereof an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement") which provides, among other things, that MergerSub, upon the terms and subject to the conditions thereof, will be merged with and into the Company (the "Merger") and each outstanding share of common stock, $0.01 par value, of the Company (the "Company Common Stock") will be
converted into the right to receive the Merger Consideration (as defined in the Merger Agreement) in accordance with the terms of such Agreement, the undersigned holder (the "Stockholder") of shares of Company Common Stock agrees with MergerSub as follows:
	1. 	During the period (the "Agreement Period") beginning on
the date hereof and ending on the earlier of (i) the Effective
Time (as defined in the Merger Agreement), (ii) the date that is 90 days after the termination of the Merger Agreement in accordance with Section 9.01(c) (in the case of a termination by MergerSub), (e), (f) or (g) thereof and payment in full of all amounts (if any) payable to MergerSub pursuant to Section 5.04 of the Merger Agreement, (iii) the date of termination of the Merger Agreement for any other reason and (iv) June 30, 1998, the Stockholder hereby agrees to vote the shares of Company Common
Stock set forth opposite its name in Schedule A hereto (the
"Schedule A Securities") to approve and adopt the Merger
Agreement and the Merger(provided that the Stockholder shall not be required to vote in favor of the Merger Agreement or the Merger if the Merger Agreement has, without the consent of the Stockholder, been amended in any manner that is material and adverse to such Stockholder) and any actions directly and reasonably related thereto at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, or such other actions, are submitted for the consideration and vote of the stockholders of the Company so long as such meeting is held (including any adjournment thereof) or written consent adopted prior to the termination of the Agreement Period.

	2. 	During the Agreement Period, the Stockholder hereby
agrees that it will not vote any of the Stockholder's Schedule A Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

3.      From the date hereof until the termination hereof,
the Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, or otherwise assist, facilitate or encourage, any Third Party that may be considering making, or has made, an Acquisition Proposal. The Stockholder will promptly notify MergerSub after receipt of any Acquisition Proposal or any indication from any Third Party that it is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Third Party that may be considering making, or has made, an Acquisition Proposal and will keep MergerSub fully informed of the status and details of any such Acquisition Proposal, indication or request.
4. The Stockholder agrees not to exercise any rights (including, without limitation, under Section 262 of the Delaware
Law) to demand appraisal of any shares of Company Common Stock owned by the Stockholder.
	5. 	The Stockholder hereby represents and warrants to
MergerSub that as of the date hereof:

	(a) 	the Stockholder (i) owns beneficially all of the shares
of Company Common Stock set forth opposite the Stockholder's name in Schedule A hereto, (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver this Voting Agreement without the consent or approval of any other person and (iii) has not entered into any voting agreement with or granted any person any proxy (revocable or irrevocable) with respect to such shares (other than this Voting Agreement).

	(b) 	This Voting Agreement is the valid and binding agreement
of the Stockholder.

	(c) 	No investment banker, broker or finder is entitled to a
commission or fee from the Stockholder or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

	6. 	If any provision of this Voting Agreement shall be
invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining provisions of this Voting Agreement.

	7. 	This Voting Agreement may be executed in two or more
counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

	8. 	 The parties hereto agree that if for any reason any
party hereto shall have failed to perform its obligations under this Voting Agreement, then the party seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such-injunctive or other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Voting Agreement.

	9. 	This Voting Agreement shall be governed by and construed
in accordance with the laws of the State of Delaware.

	10. 	The Stockholder will, upon request, execute and deliver
any additional documents deemed by MergerSub to be necessary or desirable to complete and effectuate the covenants contained herein.

	11. 	This Agreement shall terminate upon the termination of
the Agreement Period.

	12. 	The Stockholder agrees that if it sells, transfers,
assigns, encumbers or otherwise disposes (each a "Transfer") of any Schedule A Securities (whether to an affiliate or otherwise), it shall require the transferee of such Schedule A Securities to execute and deliver to MergerSub and the Company a voting agreement identical in form to this Voting Agreement except for the identity of the Stockholder prior to or concurrent with the consummation of such Transfer. MergerSub and the Company understand and acknowledge that, subject to the preceding sentence, the Stockholder is free to Transfer any Schedule A Securities at such times and in such manner as it deems appropriate.

	13. 	MergerSub and the Company understand and agree that this
Agreement pertains only to Stockholder and not to any of its affiliates, if any, or adviser.

	14. 	MergerSub and the Company severally and not jointly
represent and warrant to the Stockholder that there is no agreement, understanding or commitment, written or oral, to pay any consideration directly or indirectly in connection with the Merger or otherwise to or for the benefit of any holder of Company Common Stock or options thereon other than as set forth in the Merger Agreement (except, in the case of directors, employees, agents, customers, suppliers or contractors of the Company who are also holders, such consideration as is payable by the Company in the ordinary course of business and except for amounts payable to officers, directors or employees in connection with or pursuant to any options, or option, stock purchase, stock ownership or other employee benefit plans). All other voting agreements signed with existing shareholders prior to or concurrently herewith are substantially identical to this Agreement.

Neither MergerSub nor the Company will enter into any
agreement with any other stockholder having a purpose or effect substantially similar to that of this Agreement on financial terms (with respect to such other stockholder) more favorable than the terms of this Agreement.
	15. 	MergerSub agrees that it will pay upon request the
reasonable fees and expenses (including fees and expenses of counsel for the Stockholder) of Stockholder incurred in connection with the Voting Agreement or the Merger in an amount not to exceed $5,000, or in the event the Stockholder becomes iinvolved in litigation, $15,000 in the aggregate.

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of this 20th day of January, 1998.

MERCURY ACQUISITION
	CORPORATION


By /s/ Peter T. Grauer
Name: Peter T. Grauer
Title:   President


THERMADYNE HOLDINGS
CORPORATION


By /s/ Randall E. Curran
Name: Randall E. Curran
Title:   Chairman of the Board


FIDELITY CAPITAL & INCOME
FUND


By /s/ John H. Costello
Name: John H. Costello
Title:   Assistant Treasurer

Fidelity Capital & Income Fund ("Stockholder") is a portfolio of a Massachusetts business trust. A copy of the Stockholder's Declaration of Trust (under the name Fidelity Summer Street Trust) is on file with the Secretary of State of the Commonwealth of Massachusetts. Each of the parties hereto acknowledges and agrees that this Agreement is not executed on behalf of the trustees of the Stockholder as individuals, and the obligations of this Agreement are not binding upon any of the trustees, officers or shareholders of the Stockholder individually, but are binding only upon the assets and property of the Stockholder. MergerSub agrees that no shareholder, trustee or officer of the Stockholder may be held personally liable or responsible for any obligations of the Stockholder arising out of this Agreement. With respect to obligations of the Stockholder arising out of this Agreement, MergerSub shall look for payment or satisfaction of any claim solely to the assets and property of the Stockholder. MergerSub is expressly put on notice that the rights and obligations of each series of shares of the Stockholder under its Declaration of Trust are separate and distinct from those of any and all other series.



	SCHEDULE A



Stockholder

Shares of Company
Common Stock


Fidelity Capital &
Income Fund

2,424, 935